UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

MINUTES OF THE 116TH MEETING OF THE BOARD OF DIRECTORS MEETING HELD ON FEBRUARY 27, 2008

1. DATE, TIME AND PLACE: On February 27, 2008, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, n° 1510, 14o andar, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2 of Article 18 of the CPFL Energia’s bylaws.

3. ATTENDANCE: All the members of the Board of Directors and the Executive Board attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters, and its publication was authorized in the excerpt format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 5.11 (ii), 6.1 and 7.1 of the Shareholders’ Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination of the matters of the Agenda, the following issues were discussed and the following resolutions were taken, by unanimous vote:

(i) They knew the Working Plan of the Board of Directors’ Committees and Assistance Commissions for February 2008;

(ii) They knew the report of the CEO about the main facts related to the Company’s businesses and sector indicators;

(iii) They approved the minutes of the 114th and 115th Board of Directors’ Meetings held on January 30 and February 6, 2008, respectively;

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

(iv) They approved, pursuant to item “u” of Article 18 and sub-item “IV” of Article 23 of the bylaws, the Executive Board’s recommendation to constitute guarantee by CPFL Energia, in order to guarantee supplement the financings approved by the Board of Directors’ on December 19, 2007, to be obtained jointly with the Brazilian Development Bank (“BNDES”), by Companhia Paulista de Força e Luz (“CPFL Paulista”), in the amount of up to R$ 117,961,000.00 (one hundred and seventeen million, nine hundred and sixty-one thousand reais), totaling R$ 345,990,000.00 (three hundred and forty-five million, nine hundred and ninety thousand reais), by Companhia Piratininga de Força e Luz (“CPFL Piratininga”), in the amount of up to R$ 50,797,000.00 (fifty million, seven hundred and ninety-seven thousand reais), totaling R$ 155,178,000.00 (one hundred and fifty-five million, one hundred and seventy-eight thousand reais) and by Rio Grande Energia S.A. (“RGE”), in the amount of up to R$ 5,775,000.00 (five million, seven hundred and seventy-five thousand reais), totaling R$ 258,418,000.00 (two hundred and fifty-eight million, four hundred and eighteen thousand reais), in accordance with the terms and conditions set forth in the Decision of the Executive Board of BNDES which approves the transaction, with onlending by means of bank consortium comprised of Caixa Econômica Federal, Banco Itaú BBA S.A., and Unibanco S.A. (“Structuring and Onlending Agents”), at the cost of TJLP (long-term interest rate) plus two point eight percent (2.8%) per year and fees, for the period of up to eight years, including grace period of up to two years for principal, as of the execution of the agreement, payment of quarterly interest during the grace period and, after the grace period, on a monthly basis, jointly with the principal amortization installments, and guarantee of revenue restriction in an amount corresponding to the minimum of one point three (1.3) times the installment falling due of principal and interest (to be collected at the reserve account), recommending favorable vote to the Board of Directors of CPFL Paulista, CPFL Piratininga and RGE to the approval of the supplement to said financings;

(v) They approved, pursuant to items “k” and “u” of Article 18 and sub-item “IV” of Article 23 of the bylaws, the Executive Board’s recommendation to renegotiate the financing contracted by CPFL Energia jointly with Banco do Brasil S.A. (“Banco do Brasil”), by means of the modality set forth in BACEN Resolution 2770, with maturity in 2009, by means of the early payment of the total amount of debt on March 10, 2008, and the contracting of a new financing, in the amount of up to R$ 200,000,000.00 (two hundred million reais), with maturity on January 10, 2011, and the rendering of guarantee, as “aval” guarantee, by CPFL Energia, to CPFL Geração de Energia S.A. (“CPFL Geração”), in the total amount of up to R$ 460,000,000.00 (four hundred and sixty million reais), recommending the favorable vote to the Board of Directors of CPFL Paulista and CPFL Geração to the approval of the Renegotiation of Financings (BACEN Resolution 2770) with Banco do Brasil. It shall remain on the records the abstention from voting of Mr. Milton Luciano dos Santos, Vice President of Retail and Distribution of Banco do Brasil, voting in his place the member Cecília Mendes Garcez Siqueira;

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CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

(vi) They approved, based on item “q” of Article 18 and sub-item III of Article 23 of the bylaws, (vi.i) the proposal of creation of the position of Chief Administrative Officer, (vi.ii) the proposal to amend the Company’s bylaws to be submitted to the resolution of the Extraordinary General Meeting so as to reflect the new composition of the Executive Board and update provisions referring to the corporate governance rules of CPFL Energia, namely: Article 14, Article 16, Article 18, item “z”, Article 18, paragraphs 1 and 2, Article 19 caput and items “a”, “b”, “c”, “d” and “e”, with the inclusion of item “g”, and Article 21, as well as its consolidation, recommending the favorable vote to the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Comercialização Brasil S.A. (“CPFL Brasil”) and CPFL Geração, to the proposal of the Executive Board to amend the bylaws;

(vii) (vii.i) They knew the favorable pronouncement of the management bodies of subsidiaries to approve the Financial Statements and net income allocation related to fiscal year ended December 31, 2007,

(vii.ii) They examined the Management Report, the Financial Statements and respective Explanatory Notes related to the fiscal year ended December 31, 2007, accompanied of the Report issued by KPMG Auditores Independentes, according to which a net income of R$ 1,643,436,260.98 (one billion, six hundred and forty-three million, four hundred and thirty-six thousand, two hundred and sixty reais and ninety-eight centavos) was ascertained, pursuant to item “e” of Article 18 and Article 29 of the Company’s bylaws, pronouncing favorable to its forwarding for resolution at the Ordinary General Meeting,

(vii.iii) They pronounced favorable to forwarding for resolution at the General Shareholders’ Meeting, pursuant to item “e” of Article 18 and paragraph 3 of Article 29 of the Company’s bylaws, the following proposal of appropriation of the net income for the fiscal year: (a) distribution of interim dividend to the account of income ascertained on reference date June 30, 2007, in the amount of R$ 842,374,885.29 (eight hundred and forty-two million, three hundred and seventy-four thousand, eight hundred and eighty-five reais and twenty-nine centavos), attributed to the mandatory dividend for the fiscal year, previously approved by the Board of Directors at the 103rd Meeting held on August 1st, 2007, pursuant to Article 31 of the bylaws, (b) recording of a Legal Reserve, in the amount of R$ 82,171,813.05 (eighty-two million, one hundred and seventy-one thousand, eight hundred and thirteen reais and five centavos), and (c) declaration of supplementary dividend, in the amount of R$ 718,889,562.64 (seven hundred and eighteen million, eight hundred and eighty-nine thousand, five hundred and sixty-two reais and sixty-four centavos), equivalent to R$ 1.497964530 per share, whose payment to shareholders shall be made by means of resolution taken by the General Shareholders’ Meeting next April, on a date to be scheduled by the Executive Board, in accordance with the availability of funds and by simple notice to the Board of Directors. It shall be recorded that the shares will be traded ex-dividend as of March 7, 2008 at the São Paulo Stock Exchange and the New York Stock Exchange,

3 of 4

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001-93
Corporate Registry ID (NIRE) 353.001.861-33

The attendance of Mr. Enéias de Assis Rosa Ferreira, representative of the Company’s Fiscal Council, is recorded pursuant to Article 163, paragraph 3 of Law 6,404/76, which informed the Fiscal Council’s Report shall be issued on this date;

(viii) They took resolution, pursuant to Articles 124 and 132 of Law 6,404/76 and item “d” of Article 18 of the Company’s bylaws, to call the Ordinary and Extraordinary General Meetings, to be held on April 9, in order to resolve on the matters mentioned in items “vi” and “vii” above; and

(ix) They recommended to the management bodies of the subsidiaries of favorable vote to the approval of the following matters: CPFL PAULISTA and CPFL PIRATININGA: (a) Capital Stock Increase, pursuant to CVM Rules 319/99 and 349/01, referring to the capital tax benefit recorded as “Capital Reserve” for fiscal year 2007, and (b) Addendum to the Agreements of Continuous Construction and Programmed Maintenance Service Provision of Urban and Rural Electric Energy Distribution Networks and Systems (“CCM”) and of Commercial Technical Service Provision (“STC”); and CPFL PAULISTA: Renegotiation of Financing with ABN AMRO REAL S.A. (BACEN Resolution 2770).

6. CLOSURE: Nothing else to be discussed, the meeting was adjourned to drawn up these minutes, which were then read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

This is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.